SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015

1.	FIRST QUARTER 2015 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015

This Management's Discussion and Analysis ("MD&A") is intended to supplement the condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three months ended March 31, 2015, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 12, 2015, and should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2015.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

1.FIRST QUARTER 2015 HIGHLIGHTS

▪	Net income and adjusted income for the quarter were $9.1 million and $6.8 million, respectively.

▪	Generated cash flows from operating activities before value added taxes, interest and income taxes of $37.2 million.

▪	Reported cash costs of $612 per payable ounce of gold sold at the Marigold mine driven by further efficiencies in mining operations.

▪	Reported cash costs of $11.25 per payable ounce of silver sold at the Pirquitas mine, continuing our trend of sequentially lower quarterly cash costs.

▪	Produced 55,598 ounces of gold, a record 2.7 million ounces of silver and 3.8 million pounds of zinc, on track to achieve 2015 production guidance.

▪
Brownfields exploration at the Marigold mine continues to expand the high-grade mineralization in the 8 South pit area, with drillhole MR-6045 returning a downhole intercept of 164.6 meters at a grade of 1.7 g/t gold.

▪	Paid the required $19.2 million to the Canada Revenue Agency ("CRA") to contest the Notice of Reassessment received during the first quarter of 2015.

▪	Subsequent to quarter end, received $20 million in deferred cash consideration from the sale of the San Agustin project.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates", in section 16 of this MD&A.
For the full year 2015, our guidance is unchanged from that presented previously on January 14, 2015, and we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	160,000 - 175,000
Silver Production	Moz	9.0 - 10.0	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash costs per payable ounce sold (1)	$/oz	11.50 - 12.50	725 - 800
Capital Expenditures	$M	10	20
Capitalized Stripping Costs	$M	—	25
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Non-GAAP Financial Measures” in section 12 of this MD&A.

At the Pirquitas mine, 2015 silver production is expected to increase in line with our guidance compared to 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit with stable cash costs per payable ounce of silver sold. Capital expenditures of $10 million in 2015 consist principally of mine and plant capital spares and initial work on the stage 5 tailings dam.

During the second quarter of 2015 the Pirquitas mine completed an 11-day planned mill maintenance shutdown. We expect that this will impact second quarter production but was considered within our full year production guidance.

Subsequent to the end of the first quarter of 2015, we concluded our annual union negotiations with the mine site workers at the Pirquitas mine without any impact on production.

Our gold production from the Marigold mine is expected to increase due to full year ownership of the asset. Production is expected to be strongest in the first and fourth quarters of 2015 as a strong end to 2014 was carried into the first quarter of 2015 and mining progresses into deeper areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million in 2015 include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.

Exploration expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on surface and underground drilling proximate to the Pirquitas mine and $3.5 million of resource delineation drilling at the Marigold mine. Property holdings are being maintained in good standing with limited activities expected at our Pitarrilla and San Luis projects.

3.	BUSINESS OVERVIEW

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of gold and silver resource dominant projects located throughout the Americas. Our focus is on profitable silver production from the Pirquitas mine in Argentina, and gold production from the Marigold mine in Nevada, U.S.

Our financial performance is impacted by both silver and gold prices. Silver prices improved slightly in the first quarter of 2015 with an increase of 2% to an average of $16.72 per ounce from an average of $16.47 per ounce in the fourth quarter of 2014. Gold prices were reasonably consistent in the first quarter of 2015, averaging $1,219 per ounce, slightly above the $1,200 per ounce in the fourth quarter of 2014. Through the first quarter of 2015, the silver to gold ratio remained high averaging 73:1. At the end of the first quarter of 2015, precious metals prices remained within a similar price range, with silver prices closing at $16.66 per ounce and gold prices closing at $1,187 per ounce on March 31, 2015.

In January 2015, the weaker than expected Chinese growth forecast, the move by Switzerland to abandon the cap on the value of the Swiss franc against the Euro, declining oil prices and a new program of quantitative easing for the Eurozone all contributed to a rise in precious metals prices, with gold rebounding above $1,290 per ounce and silver above $18.00 per ounce. However, later in the first quarter of 2015, the downward trend in precious metals prices returned as the U.S dollar strengthened further, the U.S. economic performance remained strong relative to the global economy and with expectations of higher U.S. interest rates. The continued backdrop of economic uncertainty and global geographical tensions in the Middle East and Ukraine, however, continues to make the commodity price environment extremely volatile.

During the first quarter of 2015, oil prices averaged $50.25 per barrel, well below price levels experienced over the last three years. Diesel is a significant consumable at our operations and the decline in diesel prices is having a positive impact on our cost structure at the Marigold mine. In Argentina, diesel prices are regulated by the government, so the impact on diesel cost at the Pirquitas mine has been lower.

In addition to the global macroeconomic environment, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which has caused delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, with Central Bank approval required for all foreign exchange transactions. Argentina continues to experience high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During the first quarter of 2015, the pace of Argentine peso devaluation slowed but still devalued by approximately 3% and closed on March 31, 2015, at an exchange rate of 8.81 Argentine pesos for 1 U.S. dollar. Local inflation in the first quarter of 2015 exceeded this devaluation, pressuring our Argentine peso denominated costs when reported in U.S. dollars. Value added tax ("VAT") recovery remains a highly regulated, complex and, at times, lengthy collection process, however, we recovered $3.2 million of VAT receivables in the first quarter of 2015. All of these factors directly impact our business in Argentina.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Pirquitas and Marigold mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014

Consolidated production and sales:
Silver produced ('000 oz)	2,732	2,222	2,551	2,042	1,918
Zinc produced ('000 lbs) (1)	3,837	4,817	7,030	9,319	8,844
Silver sold ('000 oz)	2,909	2,764	1,859	1,926	1,596
Zinc sold ('000 lbs) (1)	2,769	8,745	8,062	5,307	10,227

Gold produced (oz)	55,598	67,113	40,442	22,060	—
Gold sold (oz)	55,865	68,748	38,245	21,990	—

Silver equivalent production ('000 oz) (2)	6,768	6,910	5,114	3,467	1,918

Realized gold price ($/oz) (3)	1,210	1,200	1,267	1,285	—
Realized silver price ($/oz) (3)	16.67	17.18	19.99	19.89	20.38

Cash costs ($/oz) - payable silver from Pirquitas mine (3)	11.25	11.76	12.22	12.18	12.36
Cash costs ($/oz) - payable gold from Marigold mine (3)	612	665	997	1,103	—
Cash costs ($/oz) - payable silver equivalent from both mines (3)	9.57	10.78	14.29	14.34	12.36

Financial data ($000s)
Revenue	111,721	122,830	79,269	64,287	33,736
Income from mine operations (4)	30,402	12,996	6,258	11,022	5,924

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)	Silver equivalent ounces have been established using the realized silver and gold prices in the quarter and applied to the recovered metal content of the gold bullion produced by the Marigold mine.

(3)
We report the non-GAAP financial measures of cash costs per payable ounce of precious metals sold and realized metal prices to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP Financial Measures” in section 12.

(4)	Income from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory to its net realizable value.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Total material mined (kt)	3,355	3,816	4,315	4,052	4,208
Waste removed (kt)	2,585	3,168	3,831	3,550	3,840
Strip ratio	3.4	4.9	7.9	7.1	10.4
Silver mined grade (g/t)	184	150	160	167	163
Zinc mined grade (%)	0.73	0.97	1.36	2.07	1.94
Mining cost ($/t mined)	2.90	3.18	2.93	2.80	2.40
Ore milled (kt)	379	372	407	402	406
Silver mill feed grade (g/t)	267	222	248	213	204
Zinc mill feed grade (%)	0.89	1.12	1.79	2.19	2.02
Processing cost ($/t milled)	21.46	22.46	23.30	21.13	20.09
Silver recovery (%)	83.9	83.8	78.7	74.3	72.1
Zinc recovery (%) (1)	51.4	52.6	43.8	48.0	48.9

Silver produced ('000 oz)	2,732	2,222	2,551	2,042	1,918
Zinc produced ('000 lbs) (1)	3,837	4,817	7,030	9,319	8,844
Silver sold ('000 oz)	2,909	2,764	1,859	1,926	1,596
Zinc sold ('000 lbs) (1)	2,769	8,745	8,062	5,307	10,227

Realized silver price ($/oz) (2)	16.67	17.18	19.99	19.89	20.38

Cash costs ($/oz) (2)	11.25	11.76	12.22	12.18	12.36
Total costs ($/oz) (2)	16.00	17.40	17.11	16.34	17.42

Financial data ($000s)
Revenue	44,155	40,322	30,874	36,261	33,736
Income (loss) from mine operations (3)	3,448	(16,010)	(308)	7,758	5,924
Capital investments	1,552	2,033	2,376	3,200	2,514
Cash based capitalized deferred stripping	—	—	3,946	2,766	4,733
Exploration expenditures	1,283	1,284	173	1,125	140

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(3)	Loss from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory to its net realizable value.

Mine production

The Pirquitas mine produced 2.7 million ounces of silver during the first quarter of 2015, which is a 23% quarter-on-quarter increase, and remains on track to meet full year guidance. The quarter-on-quarter increase in silver production was primarily due to the increase in silver grade mined resulting in higher mill feed grade, and to sustained higher silver recoveries. The Pirquitas mine produced 3.8 million pounds of zinc in zinc concentrate in the first quarter of 2015, a 20% quarter-on-quarter decrease reflecting a lower average mill feed zinc grade.

Consistent with our mine plan, total material mined has been declining with 3.4 million tonnes mined in the first quarter of 2015, 12% less than in the fourth quarter of 2014. Strip ratio has declined to 3.4, down from 4.9 in the fourth quarter of 2014. Approximately 379,000 tonnes of ore was milled during the first quarter of 2015, compared to 372,000 tonnes in the fourth quarter of 2014. Ore was milled at an average rate of 4,208 tonnes per day during the first quarter of 2015, 6% above the mill’s nominal design and slightly higher than the average milling rate of 4,045 tonnes per day in the fourth quarter of 2014.

Ore milled during the first quarter of 2015 contained an average silver grade of 267 g/t, higher than the 222 g/t reported in the fourth quarter of 2014. The increase in milled grade was due to higher grade fresh ore available directly from the open pit. The average silver recovery rate of 83.9% was consistent with the increased average recovery rate in the fourth quarter of 2014 of 83.8%.

Mine operating costs

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $11.25 per payable ounce of silver sold in the first quarter of 2015 compared to $11.76 per payable ounce of silver sold in the fourth quarter of 2014. Cost of inventory was lower compared to the fourth quarter of 2014 due to lower mining costs which were partially offset by lower by-product credits in the first quarter of 2015 as zinc production and sales declined as planned.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.00 per payable ounce of silver sold in the first quarter of 2015, lower than the $17.40 per payable ounce of silver sold in the fourth quarter of 2014. Depletion, depreciation and amortization was lower on a per unit sold basis in the first quarter of 2015, compared to the fourth quarter of 2014, as a result of the impairment recorded at December 31, 2014, whereas silver export duties were slightly higher than in the previous quarter due to timing of shipments.

The mine remains focused on cost discipline and driving further operational efficiencies that will sustain cash flows in a lower silver price environment.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Mine sales

In the first quarter of 2015, we sold 2.9 million ounces of silver, 5% higher than sales of 2.8 million ounces of silver in the fourth quarter of 2014. We also sold 2.8 million pounds of zinc in the first quarter of 2015, significantly lower compared to the 8.7 million pounds sold in the fourth quarter of 2014 but in line with our plan.

Exploration

During the period, we completed the second of two phases of underground drilling on the San Miguel underground project targeting the expansion and upgrade of Mineral Resources underlying the Pirquitas open pit. The mineralization consists of two principal structures, known as the Chocoya and Oploca vein sets, which currently have Inferred Mineral Resources. In the first quarter of 2015, 21 underground exploration drillholes and one geotechnical drillhole were completed for a total of 5,686 meters. Thus far, drill results have been positive, supporting our expectations of the overall project. Recent highlighted results include intersected core lengths of 6.9 meters at a grade of 1,038 g/t silver and 18 meters at a grade of 517 g/t silver in drillholes PUG-03 and PUG-10, respectively, from the underground program.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of March 31, 2015, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At March 31, 2015, we have accrued a liability totaling $59.2 million (December 31, 2014 - $56.1 million), for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $4.3 million to $7.3 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our condensed consolidated interim statement of income (loss).

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2015	December 31 2014	September 30 2014	June 30 2014 (1)
Total material mined (kt)	18,556	18,426	18,832	18,338
Waste removed (kt)	14,861	14,587	13,821	15,986
Strip ratio	4.0	3.8	2.8	6.8
Mining cost ($/t mined)	1.57	1.62	1.61	1.70
Total ore stacked (kt)	3,695	3,839	5,011	2,352
Gold stacked grade (g/t)	0.59	0.84	0.53	0.34
Processing cost ($/t processed)	1.09	1.06	0.86	1.59
Gold recovery (%)	74.7	73.0	73.0	73.0

Gold produced (oz)	55,598	67,113	40,442	22,060
Gold sold (oz)	55,865	68,748	38,245	21,990

Realized gold price ($/oz) (2)	1,210	1,200	1,267	1,285

Cash costs ($/oz) (2)	612	665	997	1,103
Total costs ($/oz) (2)	728	778	1,095	1,135

Financial data ($000s)
Revenue	67,566	82,508	48,395	28,026
Income from mine operations	26,954	29,006	6,566	3,264
Capital investments	4,768	4,375	4,486	2,296
Cash based capitalized deferred stripping	12,543	16,866	1,910	6,536
Exploration expenditures (3)	1,551	3,224	796	458

(1) Data presented in this column is for the period April 1 to June 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.
(2) We report the non-GAAP financial measures of realized gold prices, and cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.
(3) Includes capitalized and expensed exploration expenses.

Mine production

We produced 55,598 gold ounces in the first quarter of 2015, lower than the record fourth quarter production of 67,113 ounces by 17% due to the expected reduction in stacked grade. This reduction was in line with our annual production schedule.

During the first quarter of 2015, the Marigold mine moved 18.6 million tonnes of material, of which 3.7 million tonnes of ore were delivered to the heap leach pad at a gold grade of 0.59 g/t, which represents approximately 52,000 recoverable ounces of gold stacked during the quarter. This compares to 18.4 million tonnes of material moved in the fourth quarter of 2014, of which 3.8 million tonnes of ore containing a gold grade of 0.84 g/t was stacked, representing approximately 75,600 recoverable ounces of gold. Of the recoverable ounces stacked in the first quarter, the majority were mined from the bottom of the Mackay Phase 1 pit, while a significant waste stripping program continued on the next phase of the Mackay pit. This resulted in a deferral of stripping costs in the first quarter of 2015, similar to that recorded in the fourth quarter of 2014. The stripping program of the next Mackay phase was significantly advanced in the first quarter of 2015 and this phase is expected to provide the majority of ore for the remainder of 2015 with deferred stripping costs declining through the remaining quarters of 2015.

The overall mine strip ratio remained consistent at 4.0 compared to 3.8 in the previous quarter.

Mine operating costs

Cash costs, which include all costs of inventory, refining costs and royalties, were $612 per payable ounce of gold sold in the first quarter of 2015, compared to $665 per payable ounce of gold sold in the fourth quarter of 2014, with the reduction resulting from lower mining costs in the period.

Total costs, which include depreciation, depletion and amortization, were $728 per payable ounce of gold sold in the first quarter of 2015, compared to $778 per payable ounce of gold sold in the fourth quarter of 2014.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Mine sales

A total of 55,865 ounces of gold was sold at an average price of $1,210 per ounce during the first quarter of 2015, a decrease of 19% from the 68,748 ounces of gold sold during the fourth quarter of 2014 at an average price of $1,200 per ounce. The decrease in sales is a function of lower production.

Exploration

During the first quarter of 2015, we drilled 9,693 meters in 34 reverse circulation holes that targeted oxide gold Mineral Resources within the Hercules and 8 South areas. Mineral Resource grade intercepts were encountered in 96% of the drillholes and are expected to contribute to an increase in Mineral Resources in the 8 South area.  One notable intercept for the quarter was drillhole MR-6045, which intersected a downhole interval of 164.6 meters grading at 1.7 g/t gold located to the north of the old 8 South pit area, indicating a northern extension to the high-grade 8 South pit mineralization previously reported to the south of the pit.

On the sulphide exploration project targeting high grade sulphide deposits at depth, we completed three core drillholes during the quarter for a total of 1,459 meters. In total, four deep holes have been drilled on this project to date.  Lower Paleozoic stratigraphy favorable for hosting gold deposits in this part of Nevada has been intersected in each of the holes completed to date.  The next phase of the program will target Marigold’s most productive faults where they cross the more prospective sections of the stratigraphy. We are analyzing and interpreting the results prior to planning the remaining deep holes proposed for this year.

5.	REVIEW OF PROJECTS

San Luis Project, Peru

In the fourth quarter of 2014, we canceled our land access agreements with the Cochabamba community. No significant progress has subsequently been achieved in reaching agreement with the Cochabamba and Ecash communities on land access. We are now examining alternative strategies for community engagement and for advancing the San Luis project.

Other Projects

At the Pitarrilla project, Mexico, and our other projects, we continue to keep the properties in good standing and fulfill our community and other commitments.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2015	2014				2013
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
			(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	111,721	122,830	79,269	64,287	33,736	49,026	43,944	32,654
Income (loss) from mine operations	30,402	12,996	6,258	11,022	5,924	3,985	5,732	(18,971)
Net income (loss) before tax	12,501	(56,789)	(17,600)	(10,056)	(11,370)	45,652	(18,470)	(236,372)
Net income (loss) after tax	9,096	(86,222)	(17,576)	(10,056)	(12,439)	36,212	(17,980)	(237,632)

Basic earnings (loss) per share	0.11	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)	(2.94)
Diluted earnings (loss) per share	0.11	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)	(2.94)

Cash and cash equivalents	175,595	184,643	135,174	102,162	396,413	415,657	401,384	435,805
Total assets	989,260	986,249	1,036,624	1,098,898	1,019,711	1,032,735	1,010,159	1,020,730
Working capital	358,288	368,948	363,420	427,544	586,979	577,345	608,165	630,414
Non-current financial liabilities	199,813	197,134	194,570	192,050	189,580	187,130	184,791	182,486

(1) Restated for the change in the exploration and evaluation costs accounting policy as described in Note 2 of our consolidated financial statements for the year ended December 31, 2014.

In the second, third and fourth quarters of 2014 and in the first quarter of 2015, revenue includes $28.0 million, $48.4 million, $82.5 million and $67.6 million, respectively, generated by the Marigold mine. Otherwise, the volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. Except for the effect of the rainy season at the Pirquitas mine on production in the first quarter of each year, there are no significant seasonal fluctuations in the results for the presented periods. Following a significant decrease in the second half of 2013, the average realized silver price per ounce was fairly consistent in the first three quarters of 2014. Silver prices decreased again in the fourth quarter of 2014 and remained at this lower level in the first quarter of 2015. Income (loss) from mine operations in the second quarter of 2013 and in the fourth quarter of 2014 was affected by the non-cash write-down of low grade stockpile inventory to its net realizable value. Excluding the effect of this inventory write-down, income from mine operations followed a similar trend to revenue over the two year period presented, except for the fourth quarter of 2014 and the first quarter of 2015, when income from the Marigold mine had a very positive impact.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions and commodity prices. In the second, third and fourth quarters of 2014, and in the first quarter of 2015, net income includes $2.6 million, $5.3 million, $20.0 million and $25.6 million, respectively, from the Marigold mine operations. In the fourth quarter of 2014, we recorded impairment charges of $51.6 million against the carrying value of the Pirquitas mine, including a write-down of stockpile inventory at the mine to its net realizable value. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $15.9 million. This gain was offset by a significant foreign exchange loss of $15.9 million from the devaluation of the Argentine peso. In the fourth quarter of 2013, we sold the San Agustin project in Mexico, which generated a gain before tax of $67.8 million, and in the second quarter of 2013, impairment charges of $222.3 million were recorded against the carrying value of the Pirquitas mine and assets held for sale.

Three months ended March 31, 2015 compared to the three months ended March 31, 2014

Net income for the three months ended March 31, 2015 was $9.1 million ($0.11 per share), compared to a net loss of $12.4 million ($0.15 per share) in the same period of 2014. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended March 31, 2015, we recognized total revenues of $111.7 million, compared to $33.7 million in the comparative period of 2014. The reason for the increase is the acquisition of the Marigold mine in April 2014, which contributed $67.6 million of revenue in the first quarter of 2015, as well as higher sales volumes from the Pirquitas mine.

•
At the Pirquitas mine, we recognized revenues of $44.2 million in the first quarter of 2015, $10.5 million higher than the $33.7 million in the same period in 2014. The increase in revenue was primarily the function of significantly higher volumes of silver ounces sold in the first quarter of 2015 than in the comparative period in 2014 (2.9 million ounces compared to 1.6 million ounces), which was partially offset by a lower silver price and lower zinc sales. Realized silver prices in the first quarter of 2015 averaged $16.67 per ounce, excluding the impact of period-end price adjustments, compared to $20.38 per ounce in the same period in 2014. Zinc sales of 2.8 million pounds in the first quarter of 2015 were significantly lower than the 10.2 million pounds sold in the first quarter of 2014. There was a positive mark to market price adjustment in the first quarter of 2015 of $1.0 million, compared to a positive adjustment of $0.6 million in the comparative period of 2014. At March 31, 2015, sales contracts containing 2.3 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the first quarter of 2015 from the Marigold mine were $67.6 million from the sale of 55,865 ounces of gold, realizing an average gold price of $1,210 per ounce. We did not own the Marigold mine during the comparable quarter in 2014.

Cost of sales for the first quarter of 2015 was $81.3 million, compared to $27.8 million in the first quarter of 2014, again mainly due to the acquisition of the Marigold mine, which comprised $40.6 million in cost of sales.

•
In the first quarter of 2015, cost of sales from the Pirquitas mine was $40.7 million compared with $27.8 million in the first quarter of 2014, resulting in an income from mine operations of $3.4 million in the first quarter of 2015, compared to an income of $5.9 million in the first quarter of 2014. In the first quarter of 2015, the Pirquitas mine recognized a positive margin of 11%, lower than the positive margin of 17.5% in the first quarter of 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was lower by 31% in the first quarter of 2015 compared to the first quarter of 2014.

•	At Marigold, cost of sales was $40.6 million generating income from mine operations of $27.0 million, equal to a gross margin of 39%.

General and administrative expenses in the three months ended March 31, 2015, of $5.2 million were lower than the $6.9 million recorded in the three months ended March 31, 2014. This decrease is principally due to lower share-based compensation as a result of lower share price and the weaker Canadian dollar.

Exploration and evaluation costs of 4.0 million for the three months ended March 31, 2015, were slightly higher than the 3.4 million for the three months ended March 31, 2014, mainly due to exploration performed at Marigold and Pirquitas, with limited spend on all other projects.

During the first quarter of 2015, we recognized an unrealized loss of $0.1 million on previously impaired marketable securities and securities designated at fair value through profit and loss, compared to a loss of $2.3 million in the same period of 2014. During the first quarter of 2015, we also recognized an unrealized loss of $11.3 million on marketable securities in other comprehensive income, compared to a gain of $12.0 million in the first quarter of 2014, which resulted from the significant decrease in market value of securities classified as assets held for sale in the comparable quarter.

During the first quarters of 2015 and 2014, we recorded interest expense and other financing costs of $6.3 million and $5.2 million, respectively. In each period, such expense and costs are mainly attributable to our $265 million principal amount of 2.875% convertible senior notes issued in 2013 (the "2013 Notes"). The higher finance costs in the first quarter of 2015 were due to interest paid on our Argentine peso denominated loan facility in Argentina and non-cash accretion of the reclamation liabilities.

We recorded foreign exchange losses for the three months ended March 31, 2015, of $2.8 million compared to losses of $16.8 million in the three months ended March 31, 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended March 31, 2015, this loss resulted from the Argentine peso, Canadian dollar and Australian dollar weakening against the U.S. dollar. The loss was significantly lower in the first quarter of 2015 mainly because the Argentine peso only weakened by 3%, compared to 21% in the same period of 2014, and also due to lower underlying Argentine peso exposure due to the reduction of the VAT receivables balance. In January 2014, there was a single significant devaluation event of the Argentine peso when the currency devalued by approximately 25%, which caused a loss of approximately $12 million in our Argentine peso denominated VAT receivables balance at that time.

For the three months ended March 31, 2015, we recorded an income tax expense of $3.4 million compared to an income tax expense of $1.1 million in the three months ended March 31, 2014. The total tax expense in the quarter consists of a current tax expense of $0.3 million and a deferred tax recovery of $3.1 million. Income tax expense is the result of profitable operations at the Marigold mine and concentrate and gold sales activities in Canada. Offsets to the income tax expense items include a reversal of certain deferred income tax liability from December 31, 2014 as well as the reversal of a prior year tax accrual.

The tax expense of $1.1 million for the three months ended March 31, 2014 consists of a current tax expense of $3.3 million and a deferred tax recovery of $2.2 million. Income tax expense is the result of the taxable sale of the Challacollo project in Chile and of the payment of interest withholding taxes in Argentina. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, recognition of a future income tax liability for the contingent consideration recognized on the sale of the Challacollo project and a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it was scheduled to be utilized against future income taxes as a foreign tax credit.

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12.

7.	LIQUIDITY

At March 31, 2015, we had $175.6 million of cash and cash equivalents, a decrease of $9.0 million from December 31, 2014. Our cash flows from operations were strong and the decrease is largely attributable to the required deposit of $19.2 million in order to object to the reassessment by the CRA, as discussed below, and $12.7 million of deferred stripping at the Marigold mine, which will benefit future periods. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives.

In the three months ended March 31, 2015, we generated $30.8 million of cash flows from operating activities and used $38.2 million in investing activities, including the $19.2 million deposit to CRA. Cash flows from operating activities included $1.4 million of taxes paid and $4.3 million of interest paid on our 2013 Notes and current debt. Cash flows from investing activities comprised outflows of $19.1 million on capital expenditures, deferred stripping and exploration and evaluation projects and the deposit paid to the CRA in connection with the reassessment. We also incurred foreign exchange losses of $1.6 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina and Canada.

Of our cash and cash equivalents balance, $158.3 million was held in Canada, the United States, Europe and Australia. At March 31, 2015, we held $14.3 million cash in Argentina. The government of Argentina's regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine, but we continue to repatriate cash from Argentina under a fixed schedule of debt repayments. All cash is invested in short term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs.

At March 31, 2015, compared to December 31, 2014, our working capital position decreased from $368.9 million to $358.3 million, principally, as a result of the payment of the deposit to the CRA, deferred stripping costs and the decrease in the value of the marketable securities we hold.

Our cash balance at March 31, 2015, along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve our capital and to discharge liabilities as they become due, while implementing various optimization activities at our operations to improve cash generating capacity of each mine.

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24.1 million ($19.2 million) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and plan on filing, if necessary, a Notice of Appeal with the Tax Court of Canada.

On May 5, 2015, we received $20.0 million of deferred consideration from the sale of the San Agustin project which closed in December 2013.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	March 31	December 31
	2015	2014
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	199,813	197,134
	906,847	904,168

Less: cash and cash equivalents	(175,595)	(184,643)
	731,252	719,525

At March 31, 2015, there was no externally imposed capital requirement to which we are subject and with which we had not complied.

As at March 31, 2015, we had 80,754,434 common shares outstanding and 3,243,965 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 12, 2015, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	3,396,721	5.83 - 28.78	2.8 - 7.0
Fully diluted	84,151,155

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices is the embedded derivative within our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2015.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at March 31, 2015, we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso cash balance. In Argentina, the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel market rate would materially impact the value of our Argentine peso-denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, we are repatriating cash from Argentina under a fixed schedule of debt repayments and have entered into an Argentine peso denominated loan facility.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2015.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and our Argentine peso denominated loan facility in Argentina, because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2015.

b)	Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability. The $20 million of deferred consideration from the sale of San Agustin project was received on May 5, 2015.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

c)	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
A detailed discussion of our liquidity position as at March 31, 2015, is included in section 7 of this MD&A.

In our opinion, working capital at March 31, 2015, together with future cash flows from operations is sufficient to support our commitments through the next twelve months from the date of this MD&A.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2014, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2014, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the three months ended March 31, 2015.

12.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and total costs per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
	$000s	$000s	$000s	$000s	$000s
Pirquitas mine
Cost of sales (A)	40,707	56,332	31,182	28,503	27,812
Add: Treatment and refining costs	5,208	5,132	3,734	4,296	3,148
Less: By-product revenue	(2,047)	(6,268)	(6,166)	(3,540)	(6,314)
Less: Inventory NRV adjustment	—	(11,262)	—	—	—
Total Costs	43,868	43,934	28,750	29,259	24,646

Less: Depreciation, depletion and amortization	(9,912)	(12,427)	(5,640)	(6,037)	(5,080)
Less: Export duties on silver concentrate	(3,120)	(1,810)	(2,581)	(1,418)	(2,080)
Cash Costs	30,836	29,697	20,529	21,804	17,486

Marigold mine
Cost of sales (B)	40,612	53,502	41,829	24,762	—
Add: Treatment and refining costs	43	49	34	37	—
Less: By-product revenue	(13)	(15)	(11)	(13)	—
Total Costs	40,642	53,536	41,852	24,786	—

Less: Depreciation, depletion and amortization	(6,447)	(7,772)	(3,741)	(704)	—
Cash Costs	34,195	45,764	38,111	24,082	—

Cost of sales, per consolidated statement of (loss) income (A+B)	81,319	109,834	73,011	53,265	27,812

Pirquitas mine
Payable ounces of silver sold (oz)	2,741,396	2,525,166	1,680,502	1,790,117	1,415,114
Total Costs per silver ounce ($/oz)	16.00	17.40	17.11	16.34	17.42
Cash Costs per silver ounce ($/oz)	11.25	11.76	12.22	12.18	12.36

Marigold mine
Payable ounces of gold sold (oz)	55,830	68,801	38,218	21,836	—
Total Costs per gold ounce ($/oz)	728	778	1,095	1,135	—
Cash Costs per gold ounce ($/oz)	612	665	997	1,103	—

Precious metals equivalency
Total cash cost (for all metals produced)	65,031	75,461	58,640	45,886	17,486
Equivalent payable silver ounces sold (1)	6,793,519	6,998,809	4,102,646	3,200,587	1,415,114
Cash Costs per equivalent silver ounces sold	9.57	10.78	14.29	14.34	12.36

(1) Silver equivalent ounces have been established using realized silver and gold prices per ounce in the period and applied to the recovered metal content of the gold bullion produced by the Marigold mine.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

We have revised the calculation presented for the three months ended March 31, 2014, to include adjustments for certain non-cash and non-recurring items that we consider provides an improved measure to evaluate the operating results of our underlying core operations.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Three month ended March 31
	2015	2014
	$000s	$000s

Net income (loss) before tax	12,501	(11,370)

Adjusted for:
Gain on sale and write-off of mineral properties	—	(15,939)
Business acquisition and integration costs	—	1,972
Non-cash finance income and expense	3,180	2,879
Loss on marketable securities	67	2,310
Non-cash foreign exchange loss	1,679	12,847
Other non-recurring items	190	820
Adjusted income (loss) before tax	17,617	(6,481)

Income tax expense	(3,405)	(1,069)

Adjusted for:		—
Foreign tax on sale of mineral properties	—	1,773
Tax effects of asset impairment charges and write-downs	(3,760)	64
Other non-recurring tax items	(3,669)	—
Adjusted income tax (expense) recovery	(10,834)	768
		—
Adjusted net income (loss)	6,783	(5,713)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic income (loss) per share ($)	0.08	(0.07)

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the IASB. The comparative information has also been prepared on this basis. The policies applied in our condensed consolidated interim financial statements are based on IFRS interpretations and the condensed consolidated interim financial statements were approved on May 12, 2015, by our Board of Directors. Note 2 of the audited consolidated financial statements for the year ended December 31, 2014, provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in Note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

For the three months ended March 31, 2014, the following adjustments were recorded to the consolidated statements of income (loss):

		Adjustments for change in accounting policy
Three months ended March 31, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(714)	(2,662)	(3,376)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(2,754)	446	(2,308)
Income tax (expense)	(1,005)	(64)	(1,069)
Increase in net income		4,419

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.21)	$0.06	($0.15)
Diluted	($0.21)	$0.06	($0.15)
Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the three months ended March 31, 2015:

Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

14.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

IFRS 9, Financial Instruments: Classification and Measurement
The complete version of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") was issued in July 2014. It replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relates to the classification and measurement of financial assets and financial liabilities. The standard is effective for annual periods beginning on or after January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments
Amendments to standards and interpretations include the following:

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended

March 31, 2015, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the CRA; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and our employee. The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member, a Qualified Person under NI 43-101 and our employee.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.